EXHIBIT 99.7
CD Capital Management, LLC
111 South Wacker Drive, Suite 3950
Chicago, Illinois 60606
November 5, 2007
Mr. Charles E. Cowan
Mr. Charles R. Norton
Mr. Don A. Patterson
Meadow Valley Corporation (the “Company”)
4602 E. Thomas Road
Phoenix, AZ 85020
Gentlemen:
     In light of the YMV disclosure this morning, I conveyed to both Chuck and Brad Larson my interest in immediately being appointed to the Company’s Board as a Director and to become Chairman of a to-be-formed strategic alternatives committee. I believe my participation in this capacity would be appropriate and important for the following reasons. First, I have proven skills and experience to lead the Company in this endeavor as evidenced by my recent work with Sunterra Corporation. At Sunterra, I was invited by the Board to join as a Director, formed its Strategic Alternatives Committee (“SAC”) and was appointed Chairman, became Chairman of the Board, and led the SAC, with the assistance of its advisors (Merrill Lynch, Duff & Phelps, and Weil Gotschal) through a complex evaluation and sale process and successfully completed the sale to a strategic buyer for a considerable premium while under very difficult circumstances. Second, I have the standing as a major shareholder, one of the Company’s largest, and thus can provide the important perspective of the Owners to the Board. And third, from our due diligence, I believe that other major shareholders are significantly frustrated with the Board and thus would view the addition of a significant shareholder to the Board and a to-be-formed strategic alternatives committee as a very positive development.
     I sincerely hope that you all will draw the same conclusion as me, that my service on the Board would be greatly beneficial to all Shareholders, bringing experience, success and credibility to this situation. To that end, I would like to have a conference call with all of you following the quarterly earnings announcement this Thursday to work out the logistics. Please let me know what time works for you.
     I look forward to your response.

Sincerely,
/s/ John D. Ziegelman

John D. Ziegelman President CD Capital Management LLC